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                             September 8, 2023

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed August 28,
2023
                                                            File No. 333-272110

       Dear Hung To Pau:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2023 letter.

       Form S-1/A Filed August 28, 2023

       China's Cancer Early Screening Market, page 69

   1.                                                   We reference comment 27
from our comment letter dated December 27, 2022 and
                                                        note your statement
that "China   s early screening market is growing steadily, and the scale is expected to exceed
USD 23.6 billion in three years." Please revise to cite the source of this estimate or
expectation and explain the basis therefor.
       Enforceability of Civil Liabilities, page 123

   2. We reference comment 17 from our comment letter dated March 17, 2023. Please revise to state the
jurisdiction where each of the Company's directors are located.
 Hung To Pau, Ph.D.
Advanced Biomed Inc.
September 8, 2023
Page 2
Financial Statements, page F-1

3. Please update your financial statements and corresponding financial information to include audited financial statements for the year ended June 30, 2023. Refer to Rule 8-08 of Regulation S-X.
       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                          Sincerely,

FirstName LastNameHung To Pau, Ph.D.                      Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameAdvanced Biomed Inc.
                                                          Services
September 8, 2023 Page 2
cc:       Fang Liu, Esq.
FirstName LastName